 **Ferreyros**

Lima, June 8th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W
Washington D.C. 2
USA

07024483

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of May 31th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

GASTELUMENDI LUKIS
e División Finanzas

PROCESSED

JUN.2 0 2007

THOMSON
FINANCIAL

RECEIVED

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2007 JUN 19 A 3: 40

www.ferreyros.com.pe

FERREYROS S.A.A.

Viernes, 08 de Junio de 2007

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: MAYO - 2007

Listado de Acciones Comunes:
  Nemonico: FERREYC1
  Valor: FERREYROS S.A.
  Nro.Total de Acciones: 258,360,000
  Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PN Mayor	DNI 08231540	CARMEN BARRIOS DE MULANOVICH	00260681	1,286,861	0.498088	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,295,705	0.501511	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,383,717	0.535577	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	1,905,392	0.737495	FERREYC1
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	12,710,999	4.919879	FERREYC1
PJ	RUC 20374940202	INTERFONDO	00194400	3,691,137	1.428680	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	1,397,171	0.540785	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	2,109,545	0.816514	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,502,358	0.968555	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	3,872,778	1.498985	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,371,110	0.530697	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	2,799,049	1.083391	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	7,742,005	2.996596	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	25,202,028	9.754617	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	9,021,677	3.491902	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	5,752,079	2.226381	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	1,905,437	0.737512	FERREYC1
PJ	Otro 00932287	IN-FONDO2	00932287	14,642,321	5.667410	FERREYC1
PJ	Otro 0921273900	PR-FONDO2	00932317	12,694,138	4.913353	FERREYC1
PJ	Otro 0921273500	IN-FONDO1	00932286	1,762,270	0.682099	FERREYC1
PJ	Otro 0921273700	IN-FONDO3	00932289	14,320,429	5.542820	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	16,889,590	6.537231	FERREYC1
PJ	Otro 0921259000	RI-FONDO1	00932375	1,369,748	0.530170	FERREYC1
PJ	Otro 0921259200	RI-FONDO3	00932377	17,912,808	6.933275	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	16,514,356	6.391994	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	16,700,420	6.464011	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	10,127,131	3.919775	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,085,990	1.581510	FERREYC1
PJ	Otro 0921274000	PR-FONDO3	00932318	8,973,507	3.473257	FERREYC1
PJ	Otro 09121273300	HO-FONDO3	00932309	6,357,086	2.460553	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

